Inspired Futures AI, LLC
Statements of Cash Flows
(Unaudited)

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019
Cash flows from operating activities:		
Net loss	$ (231,282)	$ (202,550)
Changes in operating assets and liabilities:		
Credit Card balance	1,317	-
Accrued payroll expenses	619	-
Inventory	-	(2,171)
Furniture & Equipment	-	(2,139)
Net cash used in operating activities	(229,346)	(206,860)
Cash flows from investing activities		
Net cash used in investing activities	-	-
Cash flows from financing activities:		
Proceeds from Loan issuance	100,000	-
Members' contribution	-	325,000
Proceeds from Convertible Debt issuance	52,261	-
Net cash provided by financing activities	152,261	325,000
Net cash increase for period	(77,085)	118,140
Cash at beginning of period	134,265	16,125
Cash at end of year	$ 57,179	$ 134,265
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -
Non-cash financing activities:		
Common stock issued for debt conversion	$ 52,261	$ -